UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 1)

                         UNISON SOFTWARE, INC.
                 -------------------------------------
                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $.001 PER SHARE
------------------------------------------------------------------------
                    (Title of Class of Securities)

                               90919P105
                            --------------
                            (CUSIP Number)


                       Donald D. Westfall, Esq.
                       Associate General Counsel
              International Business Machines Corporation
                           New Orchard Road
                         Armonk, NY 10504-1783
                            (914) 499-4478
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            OCTOBER 3, 1997
                   --------------------------------

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  90919P105


  1. Name of Reporting Person:   International
                                 Business Machines
                                 Corporation
     S.S. or I.R.S. Identification 13-0871985ve
     Person:

  2. Check the appropriate Box if a Me(a)r[ ] of a Group
                                      (b)  [X]
  3. SEC Use Only

  4. Source of Funds:                  00

  5. Check Box if Disclosure of Legal
     Proceedings is Required Pursuant to
     Item 2(d) or 2(e):               [  ]

  6. Citizenship or Place of Organization:  New York

     Number of Shares Beneficially Owned by
     Reporting Person With:

  7. Sole Voting Power:             156,500

  8. Shared Voting Power:          3,723,601

  9. Sole Dispositive Power:        156,500

 10. Shared Dispositive Power:        [ ]

 11. Aggregate Amount Beneficially Owned
     by Reporting Person:          3,880,101

 12. Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:[  ]

 13. Percent of Class Represented by Amount
     in Row (11):                     32%

 14. Type of Reporting Person:         CO

I.   Item 3 of the Schedule 13D,  "Source and Amount of Funds or Other
     Consideration,"   is  hereby  amended  by  adding  the  following
     paragraph at the end thereto:

         "Since  September  22,  1997  (the  date  that IBM  filed  the
Schedule 13D to which this amendment relates), IBM has acquired 156,500 shares of Unison Common Stock in the open market at a total cost of $2,293,968.42. Such amount was funded out of IBM's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business."

II. Items 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following at the end thereof:

         "Since September 22, 1997, IBM has acquired 156,500 shares of Unison Common Stock through open market purchases (as set forth in Shedule II annexed hereto). As a result, IBM beneficially owns an aggregate of 3,880,101 shares of Unison Common Stock representing approximately 32% of the shares of Unison Common Stock outstanding. Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions with respect to Unison Common Stock during the past 60 days. All such purchases were effected in the open market."

                                          (Signature)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1997

                                   INTERNATIONAL BUSINESS MACHINES
                                     CORPORATION

                                   By:
                                     /s/ LEE A. DAYTON
                                     Lee A. Dayton
                                     Vice President, Corporate
                                     Development and Real Estate

                              SCHEDULE II

  Shares of Unison Common Stock Purchased by
         IBM since September 12, 1997


   Date      Number       Price     Payment      Commission      Total
            of Shares                                            Payment

09/25/97      25,000     $14.61    $365,235.00    $1,250.00      $366,485.00
09/26/97      33,000     $14.61    $482,110.20    $1,650.00      $483,760.20
09/29/97      10,200     $14.61    $149,015.88    $  510.00      $149,525.88
09/30/97      11,900     $14.61    $173,851.86    $  595.00      $174,446.86
10/01/97      11,400     $14.60    $166,390.63    $  570.35      $166,960.98
10/02/97      65,000     $14.61    $949,539.50    $3,250.00      $952,789.50
Total        156,500     $14.61  $2,286,143.07                 $2,293,968.42